CUSIP No.  G3529T105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Flagstone Reinsurance Holdings, S.A.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G3529T105
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ]      Rule 13d-1(b)

 [  ]      Rule 13d-1(c)

 [x]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G3529T105

   1         Name of Reporting Person:   Haverford (Bermuda) Ltd.
I.R.S. Identification No. of above person (entities only): N/A

2	Check the Appropriate Box if a Member of a Group (See Instructions):	(a)*
(b)☒

3         SEC Use Only

4         Citizenship or Place of Organization:    Bermuda

Number of                              5           Sole Voting Power:  -0-   common shares
Shares
Beneficially                            6           Shared Voting Power:  -0-    common shares
Owned by
Each                                7           Sole Dispositive Power:    -0-  common shares
Reporting
Person With       8   Shared Dispositive Power:  -0-  common shares

9           Aggregate Amount Beneficially Owned by Each Reporting Person:  -0- common shares

10         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): *

11         Percent of Class Represented by Amount in Row (9):   0%

12         Type of Reporting Person (See Instructions):    CO

CUSIP No.  G3529T105

   1         Name of Reporting Person:   Mark J. Byrne
             I.R.S. Identification No. of above person (entities only): N/A

2	Check the Appropriate Box if a Member of a Group (See Instructions):	(a)*
(b)☒

3         SEC Use Only

4         Citizenship or Place of Organization:    Ireland

Number of                              5           Sole Voting Power:  -0-   common shares
Shares
Beneficially                            6           Shared Voting Power:  25,000 common shares*
Owned by
Each                                7           Sole Dispositive Power:    -0-  common shares
Reporting
Person With       8   Shared Dispositive Power:  25,000 common shares*

9           Aggregate Amount Beneficially Owned by Each Reporting Person:  25,000 common shares*

10         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): *

11         Percent of Class Represented by Amount in Row (9):   0.03%**

12         Type of Reporting Person (See Instructions):    IN

_________________
*
Rebecca Byrne, Mr. Byrne’s wife, is the record holder of 25,000 common shares of the Issuer which were purchased through the Directed Share Program  in connection with the initial public offering of common shares of the Issuer.  Mr. Byrne disclaims beneficial ownership of these shares.

**
Based on 76,588,153 outstanding common shares, which is the total number of shares issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

CUSIP No.  G3529T105

   1         Name of Reporting Person:   Limestone Business Ltd.
I.R.S. Identification No. of above person (entities only): N/A

2	Check the Appropriate Box if a Member of a Group (See Instructions):	(a)*
(b)☒

3         SEC Use Only

4         Citizenship or Place of Organization:    British Virgin Islands

Number of                              5           Sole Voting Power:  -0-   common shares
Shares
Beneficially                            6           Shared Voting Power:  -0-    common shares
Owned by
Each                                7           Sole Dispositive Power:    -0-  common shares
Reporting
Person With       8   Shared Dispositive Power:  -0-  common shares

9           Aggregate Amount Beneficially Owned by Each Reporting Person:  -0- common shares

10         Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): *

11         Percent of Class Represented by Amount in Row (9):   0%

12         Type of Reporting Person (See Instructions):    CO

CUSIP No.  G3529T105

Item 1.

(a)	Name of Issuer: Flagstone Reinsurance Holdings, S.A.

(b)	Address of Issuer's Principal Executive Offices:

37 Val St. André
L-1128
Luxembourg, Grand Duchy of Luxembourg
R.C.S. Luxembourg B153214

Item 2.

(a)	Name of Persons Filing:

(i)        Haverford (Bermuda) Ltd., a Bermuda company
   (ii)        Limestone Business Limited, a British Virgin Islands company
(iii)       Mark J. Byrne, an Irish citizen

(b)	Address of Principal Business Office or, if none, Residence:

Suite 504 48
Par la Ville Road Hamilton
HM11 Bermuda

(c)
Citizenship:  Each of the entities or persons identified in 2(a) above is a company or individual organized under the laws of the jurisdiction, or is a citizen of the jurisdiction, as applicable, set forth opposite such entity’s or person’s name.

(d)	Title of Class of Securities: Common Shares, par value $0.01 per share (“common shares”)

(e)	CUSIP No.: G3529T105

Item 3.  Not applicable

Item 4.  Ownership

(a)	Amount beneficially owned*:

(i)	Haverford (Bermuda) Ltd. owns 0 common shares of the Issuer.

(ii)	Limestone Business Limited owns 0 common shares of the Issuer.

(iii)
Rebecca Byrne, Mr. Byrne’s wife, is the record holder of 25,000 common shares of the Issuer which were purchased through the Directed Share Program  in connection with the initial public offering of common shares of the Issuer.  Mr. Byrne disclaims beneficial ownership of these shares.

CUSIP No.  G3529T105

(b)	Percent of class:

Haverford (Bermuda) Ltd.	0%
Mark J. Byrne	0.03%
Limestone Business Limited	0%

(c)	Number of shares as to which such person has:

(i)              Sole power to vote or direct the vote:

Haverford (Bermuda) Ltd.	-0-
Mark J. Byrne	-0-
Limestone Business Limited	-0-

(ii)              Shared power to vote or direct the vote:

Haverford (Bermuda) Ltd.	-0-
Mark J. Byrne*	25,000
Limestone Business Limited	-0-

(iii)              Sole power to dispose or to direct the disposition of:

Haverford (Bermuda) Ltd.	-0-
Mark J. Byrne	-0-
Limestone Business Limited	-0-

(iv)              Shared power to dispose or to direct the disposition of:

Haverford (Bermuda) Ltd.	-0-
Mark J. Byrne*	25,000
Limestone Business Limited	-0-

*
Rebecca Byrne, Mr. Byrne’s wife, is the record holder of 25,000 common shares of the Issuer which were purchased through the Directed Share Program  in connection with the initial public offering of common shares of the Issuer.  Mr. Byrne disclaims beneficial ownership of these shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4(a) above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

CUSIP No.  G3529T105

Item 8.	Identification and Classification of Members of the Group

Not applicable.  Each of the Reporting Persons expressly disclaims membership in a “group” as defined in Rule 13d-5 of the Exchange Act.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification
Not applicable.

CUSIP No.  G3529T105

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

HAVERFORD (BERMUDA) LTD. By: /s/ Mark Byrne
Name: Mark Byrne Title: Chairman
/s/ Mark Byrne
Mark J. Byrne
LIMESTONE BUSINESS LIMITED For and on Behalf of: By: SOLON DIRECTOR LIMITED, its Director By: /s/ Andrew Dawson
Name: Andrew Dawson
By: /s/ Marylène Barthol Name: Marylène Barthol

CUSIP No.  G3529T105

Exhibit I
JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of common shares of Flagstone Reinsurance Holdings, S.A..

Dated: February 11, 2011

HAVERFORD (BERMUDA) LTD. By: /s/ Mark Byrne
Name: Mark Byrne Title: Chairman
/s/ Mark Byrne
Mark J. Byrne
LIMESTONE BUSINESS LIMITED For and on Behalf of: By: SOLON DIRECTOR LIMITED, its Director By: /s/ Andrew Dawson
Name: Andrew Dawson
By: /s/ Marylène Barthol Name: Marylène Barthol